Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Superconductor Technologies Inc. on Amendment No.1 to Form S-1 of our report dated March 30, 2016 (which report expresses an unqualified opinion and includes an explanatory paragraph raising substantial doubt about the Company’s ability to continue as a going concern), with respect to our audits of the consolidated financial statements of Superconductor Technologies Inc. as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 appearing in the Annual Report on Form 10-K of Superconductor Technologies Inc. for the year ended December 31, 2015, as amended by Form 10-K/A. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Los Angeles, California

December 5, 2016